File No. 70-9787

                       SECURITIES AND EXCHANGE COMMISSION

                           CERTIFICATE OF NOTIFICATION

                                    (Rule 24)

                                       By

                               EMERA INCORPORATED



     In accordance with the order of the Securities and Exchange Commission dated October 1, 2001, Holding Co. Act Release No. 27445 (the "Order"), Emera Inc. ("Emera") hereby submits its report for the period January 1, 2003 to June 30, 2003 (the "Reporting Period"). The following is a listing of the applicable reporting requirements contained in the Order together with the response thereto. Unless otherwise defined herein, all capitalized terms in this Certificate of Notification shall have the meaning set forth in the Order.

     In this report a currency conversion ratio of CDN $1.3553 : US $1.00 has been used unless otherwise noted. The exchange rate is provided solely for convenience and should not be taken to mean that the Canadian dollar amounts have been, could have been, or could be converted to US dollars at the rate indicated or at any other rate.

REPORTING REQUIREMENT NO. 1: For any sales of common stock by Emera during the Reporting Period, the purchase price per share at the date of the agreement of sale.

RESPONSE: None.

REPORTING REQUIREMENT NO. 2: The total number of shares of Emera common stock issued or issuable pursuant to options granted during the Reporting Period under employee benefit plans and dividend reinvestment plans, including any employee benefit plans or dividend reinvestment plans hereafter adopted.

RESPONSE: Emera has several share-based employee benefit plans, the Stock Option Plan, Employee Share Purchase Plan and the Dividend Reinvestment Plan. During the Reporting Period, Emera issued 200,708.3024 shares under these plans.

There were 543,200 options granted during the Reporting Period.

REPORTING REQUIREMENT NO. 3: If Emera common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer.

RESPONSE: Not applicable.

REPORTING REQUIREMENT NO. 4: If a guarantee is issued during the Reporting Period, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guarantee.

RESPONSE: Guarantees issued and outstanding from January 1, 2003- June 30, 2002 are set forth below.




---------------- ---------------- ------------------------ ------------------- -------------------------- -----------------------
   Guarantor       Subsidiary         Beneficiary of           Amount of       Other Terms of Guarantee    Purpose of Guarantee
                                        Guarantee          Guarantee $CDN/$US
---------------- ---------------- ------------------------ ------------------- -------------------------- -----------------------
Emera            Emera Energy     Duke Energy Marketing    $25,000,000 (U.S.)  Emera may terminate this   Counterparty credit
Incorporated     Incorporated     Limited Partnership                          Guarantee, and the         support for trading
                 Emera Energy     Duke Energy Trading                          creation of further        purposes, including
                 Services         and Marketing, L.L.C.                        liabilities, by            transportation of
                 Incorporated                                                  providing 14 days prior    physical commodities.
                                                                               written notice to the
                                                                               beneficiaries.
---------------- ---------------- ------------------------ ------------------- -------------------------- -----------------------
Emera            Emera Energy     H.Q. Energy Services     $5,000,000 (U.S.)   Emera may terminate this   Counterparty credit
Incorporated     Services         (U.S.) Inc.                                  Guarantee, and the         support for trading
                 Incorporated                                                  creation of additional     purposes, including
                                                                               liabilities, by            transportation of
                                                                               providing the              physical commodities.
                                                                               beneficiary 14 days
                                                                               prior written notice.
---------------- ---------------- ------------------------ ------------------- -------------------------- -----------------------
Emera            Emera Energy     Barclays Bank plc        $8,000,000 (U.S.)   This Guarantee, and the    Counterparty credit
Incorporated     Incorporated                                                  creation of additional     support for trading
                 Emera Energy                                                  liabilities, may be        purposes, including
                 Services                                                      terminated by providing    transportation of
                 Incorporated                                                  the beneficiary 14 days    physical commodities.
                                                                               prior written notice.
---------------- ---------------- ------------------------ ------------------- -------------------------- -----------------------
Emera            Emera Energy     Amerada Hess             $5,000,000 (U.S.)   This Guarantee, and the    Counterparty credit
Incorporated     Incorporated     Corporation                                  creation of additional     support for trading
                 Emera Energy                                                  liabilities, may be        purposes, including
                 Services                                                      terminated by providing    transportation of
                 Incorporated                                                  the beneficiary 21 days    physical commodities.
                                                                               prior written notice.
---------------- ---------------- ------------------------ ------------------- -------------------------- -----------------------


                                       3



---------------- ---------------- ------------------------ ------------------- -------------------------- -----------------------
   Guarantor       Subsidiary         Beneficiary of           Amount of       Other Terms of Guarantee    Purpose of Guarantee
                                        Guarantee          Guarantee $CDN/$US
---------------- ---------------- ------------------------ ------------------- -------------------------- -----------------------
Emera            Emera Energy     Portland Natural Gas     $1,000,000 (U.S.)   This Guarantee, and the    Counterparty credit
Incorporated     Services         Transportation System                        creation of additional     support for trading
                 Incorporated                                                  liabilities, may be        purposes, including
                                                                               terminated by providing    transportation of
                                                                               the beneficiary 30 days    physical commodities.
                                                                               prior written notice.
---------------- ---------------- ------------------------ ------------------- -------------------------- -----------------------
Emera            Emera Energy     BP Energy Company        $5,000,000 (U.S.)   If the subsidiaries        Counterparty credit
Incorporated     Incorporated     BP Corporation North                         default on their payment   support for trading
                 Emera Energy     America Inc.                                 obligations, then Emera    purposes, including
                 Services                                                      must satisfy the           transportation of
                 Incorporated                                                  outstanding payment        physical commodities.
                                                                               obligations within 10
                                                                               days of receipt of the
                                                                               beneficiaries' written
                                                                               demand for payment.
                                                                               Emera, however, may
                                                                               terminate the Guarantee,
                                                                               and the creation of
                                                                               additional liabilities,
                                                                               by providing the
                                                                               beneficiaries 14 days
                                                                               prior written notice.
---------------- ---------------- ------------------------ ------------------- -------------------------- -----------------------
Emera            Emera Energy     WPS Energy Services,     $1,000,000 (U.S.)   This Guarantee, and the    Counterparty credit
Incorporated     Incorporated     Inc.                                         creation of additional     support for trading
                 Emera Energy                                                  liabilities, may be        purposes, including
                 Services                                                      terminated by providing    transportation of
                 Incorporated                                                  the beneficiary 30 days    physical commodities.
                                                                               prior written notice.
---------------- ---------------- ------------------------ ------------------- -------------------------- -----------------------
Emera            Emera Energy     Ontario Power            $5,000,000 (U.S.)   Emera may terminate this   Counterparty credit
Incorporated     Incorporated     Generation Inc.                              Guarantee, and the         support for trading
                 Emera Energy                                                  creation of additional     purposes, including
                 Services                                                      liabilities, by            transportation of
                 Incorporated                                                  providing the              physical commodities.
                                                                               beneficiary 14 days
                                                                               prior written notice.
---------------- ---------------- ------------------------ ------------------- -------------------------- -----------------------
Emera            Emera Energy     Adams Resources          $3,000,000 (U.S.)   This Guarantee, and the    Counterparty credit
Incorporated     Incorporated     Marketing, Ltd.                              creation of additional     support for trading
                 Emera Energy                                                  liabilities, may be        purposes, including
                 Services                                                      terminated by providing    transportation of
                 Incorporated                                                  the beneficiary 14 days    physical commodities.
                                                                               prior written notice.
---------------- ---------------- ------------------------ ------------------- -------------------------- -----------------------


                                       4



---------------- ---------------- ------------------------ ------------------- -------------------------- -----------------------
   Guarantor       Subsidiary         Beneficiary of           Amount of       Other Terms of Guarantee    Purpose of Guarantee
                                        Guarantee          Guarantee $CDN/$US
---------------- ---------------- ------------------------ ------------------- -------------------------- -----------------------
Emera            Emera Energy     ConocoPhillips Company   $5,000,000 (U.S.)   This Guarantee, and the    Counterparty credit
Incorporated     Incorporated                                                  creation of additional     support for trading
                 Emera Energy                                                  liabilities, may be        purposes, including
                 Services                                                      terminated by providing    transportation of
                 Incorporated                                                  the beneficiary 14 days    physical commodities.
                                                                               prior written notice.
---------------- ---------------- ------------------------ ------------------- -------------------------- -----------------------
Emera            Emera Energy     PPL EneryPlus, LLC       $5,000,000 (U.S.)   If the subsidiaries        Counterparty credit
Incorporated     Incorporated                                                  default on their payment   support for trading
                 Emera Energy                                                  obligations, then Emera    purposes, including
                 Services                                                      must satisfy such          transportation of
                 Incorporated                                                  obligations within 10      physical commodities.
                                                                               business days of the
                                                                               receipt of the
                                                                               beneficiaries' written
                                                                               demand for payment.
                                                                               Emera, however, may
                                                                               terminate the Guarantee,
                                                                               and the creation of
                                                                               additional liabilities,
                                                                               by providing the
                                                                               beneficiaries 14 days
                                                                               prior written notice.
---------------- ---------------- ------------------------ ------------------- -------------------------- -----------------------
Emera            Emera Energy     Husky Gas Marketing      $5,000,000 (U.S.)   This Guarantee, and the    Counterparty credit
Incorporated     Incorporated     Inc.; Husky Energy                           creation of additional     support for trading
                 Emera Energy     Marketing Inc.                               liabilities, may be        purposes, including
                 Services,                                                     terminated by providing    transportation of
                 Incorporated                                                  the beneficiary 14 days    physical commodities.
                                                                               prior written notice.
---------------- ---------------- ------------------------ ------------------- -------------------------- -----------------------
Emera            Emera Energy     FPL Energy Power         $10,000,000 (U.S.)  This Guarantee, and the    Counterparty credit
Incorporated     Incorporated     Marketing, Inc.                              creation of additional     support for trading
                 Emera Energy                                                  liabilities, may be        purposes, including
                 Services,                                                     terminated by providing    transportation of
                 Incorporated                                                  the beneficiary 14 days    physical commodities.
                                                                               prior written notice.
---------------- ---------------- ------------------------ ------------------- -------------------------- -----------------------
Emera            Emera Energy     Exelon New England       $5,000,000 (U.S.)   This Guarantee, and the    Counterparty credit
Incorporated     Incorporated     Marketing, LP; Exelon                        creation of additional     support for trading
                 Emera Energy     Generation Company, LLC                      liabilities, may be        purposes, including
                 Services,                                                     terminated by providing    transportation of
                 Incorporated                                                  the beneficiary 14 days    physical commodities.
                                                                               prior written notice.
---------------- ---------------- ------------------------ ------------------- -------------------------- -----------------------


                                       5



---------------- ---------------- ------------------------ ------------------- -------------------------- -----------------------
   Guarantor       Subsidiary         Beneficiary of           Amount of       Other Terms of Guarantee    Purpose of Guarantee
                                        Guarantee          Guarantee $CDN/$US
---------------- ---------------- ------------------------ ------------------- -------------------------- -----------------------
Emera            Emera Energy     AEP Energy Services      $2,000,000 (U.S.)   This Guarantee, and the    Counterparty credit
Incorporated     Incorporated     Limited                                      creation of additional     support for trading
                 Emera Energy                                                  liabilities, may be        purposes, including
                 Services,                                                     terminated by providing    transportation of
                 Incorporated                                                  the beneficiary 14 days    physical commodities.
                                                                               prior written notice.
---------------- ---------------- ------------------------ ------------------- -------------------------- -----------------------
Emera            Emera Energy     Distrigas of             $5,000,000 (U.S.)   This Guarantee, and the    Counterparty credit
Incorporated     Incorporated     Massachusetts, LLC                           creation of additional     support for trading
                 Emera Energy     Mystic River Energy                          liabilities, may be        purposes, including
                 Services,        Corporation                                  terminated by providing    transportation of
                 Incorporated                                                  the beneficiary 14 days    physical commodities.
                                                                               prior written notice.
---------------- ---------------- ------------------------ ------------------- -------------------------- -----------------------

REPORTING REQUIREMENT NO. 5: The amount and terms of any financings consummated by any Subsidiary Utility company that are not exempt under rule 52. In addition, Emera will report to the Commission the lender, principal amount, term and interest rate applicable to any loans between an associate company and BHE. The report will also explain how the interest rate was determined, including the benchmarking method that was used to establish the interest rate charged to BHE in connection with the loan.

RESPONSE: BHE had borrowing activities during the Reporting Period under its revolving and unsecured lines of credit as described in the table below.

------------------- ----------------- ----------------- -------------------- ---------------- ---------------
       Date               Bank          Transaction           Amount              Rate           Maturity
------------------- ----------------- ----------------- -------------------- ---------------- ---------------
     01/31/03       Fleet             Repay                     (3,000,000)
------------------- ----------------- ----------------- -------------------- ---------------- ---------------
     01/31/03       Fleet             Borrow                      2,000,000          2.09000     02/28/03
------------------- ----------------- ----------------- -------------------- ---------------- ---------------
     01/31/03       Fleet             Borrow                      1,000,000          2.18000     01/30/04
------------------- ----------------- ----------------- -------------------- ---------------- ---------------
     02/28/03       Fleet             Repay                     (2,000,000)
------------------- ----------------- ----------------- -------------------- ---------------- ---------------
     02/28/03       Fleet             Borrow                      2,000,000          4.25000
------------------- ----------------- ----------------- -------------------- ---------------- ---------------
     03/11/03       Fleet             Repay                     (1,000,000)
------------------- ----------------- ----------------- -------------------- ---------------- ---------------
     03/12/03       Fleet             Repay                     (1,000,000)
------------------- ----------------- ----------------- -------------------- ---------------- ---------------
     03/31/03       Fleet             Repay                     (3,000,000)
------------------- ----------------- ----------------- -------------------- ---------------- ---------------
     04/16/03       Fleet             Borrow                      3,500,000          4.25000
------------------- ----------------- ----------------- -------------------- ---------------- ---------------
     04/23/03       Fleet             Borrow                      1,000,000          4.25000
------------------- ----------------- ----------------- -------------------- ---------------- ---------------
     04/30/03       Fleet             Repay                     (4,500,000)          4.25000
------------------- ----------------- ----------------- -------------------- ---------------- ---------------
     04/30/03       Fleet             Borrow                      6,000,000          2.06500     05/30/03
------------------- ----------------- ----------------- -------------------- ---------------- ---------------
     05/01/03       Fleet             Borrow                      1,500,000          4.25000
------------------- ----------------- ----------------- -------------------- ---------------- ---------------
     05/05/03       Fleet             Repay                     (1,500,000)          4.25000
------------------- ----------------- ----------------- -------------------- ---------------- ---------------
     05/22/03       Fleet             Borrow                      6,500,000          4.25000
------------------- ----------------- ----------------- -------------------- ---------------- ---------------
     05/23/04       Fleet             Repay                     (4,000,000)
------------------- ----------------- ----------------- -------------------- ---------------- ---------------
     05/30/03       Fleet             Repay                     (2,500,000)
------------------- ----------------- ----------------- -------------------- ---------------- ---------------
     05/30/03       Fleet             Repay                     (6,000,000)
------------------- ----------------- ----------------- -------------------- ---------------- ---------------
     05/30/03       Fleet             Borrow                     20,000,000          2.07000     06/30/03
------------------- ----------------- ----------------- -------------------- ---------------- ---------------
     05/30/03       Fleet             Borrow                      3,000,000          1.97625     05/28/04
------------------- ----------------- ----------------- -------------------- ---------------- ---------------
     05/30/03       Fleet             Borrow                        500,000          4.25000
------------------- ----------------- ----------------- -------------------- ---------------- ---------------
     06/02/03       Fleet             Borrow                      2,500,000          4.25000
------------------- ----------------- ----------------- -------------------- ---------------- ---------------
     06/05/03       Fleet             Repay                     (2,000,000)
------------------- ----------------- ----------------- -------------------- ---------------- ---------------
     06/10/03       Fleet             Repay                     (1,000,000)
------------------- ----------------- ----------------- -------------------- ---------------- ---------------
     06/20/03       Fleet             Borrow                      1,500,000          4.25000
------------------- ----------------- ----------------- -------------------- ---------------- ---------------
     06/24/03       Fleet             Repay                     (1,500,000)
------------------- ----------------- ----------------- -------------------- ---------------- ---------------
     06/27/03       Fleet             Borrow                      1,000,000          4.00000
------------------- ----------------- ----------------- -------------------- ---------------- ---------------
     06/30/03       Fleet             Repay                     (4,000,000)
------------------- ----------------- ----------------- -------------------- ---------------- ---------------
     06/30/03       Fleet             Repay                    (20,000,000)
------------------- ----------------- ----------------- -------------------- ---------------- ---------------
     06/30/03       Fleet             Borrow                     30,000,000          1.86375     07/31/03
------------------- ----------------- ----------------- -------------------- ---------------- ---------------
     06/30/03       Fleet             Borrow                      2,000,000          1.85000     12/31/03
------------------- ----------------- ----------------- -------------------- ---------------- ---------------
     06/30/03       Fleet             Borrow                      6,000,000          1.87500     03/31/04
------------------- ----------------- ----------------- -------------------- ---------------- ---------------
     06/30/03       Fleet             Borrow                      6,000,000          1.91375     06/30/04
------------------- ----------------- ----------------- -------------------- ---------------- ---------------

REPORTING REQUIREMENT NO. 6: A listing of any securities issued by the Intermediate Holding Companies during the Reporting Period, including principal amount, interest rate, term, number of shares and aggregate proceeds, as applicable, with the acquiring company identified.

RESPONSE: No securities were issued by either Emera US Holdings, Inc. or BHE Holdings, Inc. during the Reporting Period.

REPORTING REQUIREMENT NO. 7: The amount and terms of any short-term debt issued by BHE and its subsidiaries.

RESPONSE: The amount and terms of short-term debt issued by BHE is stated in response to Reporting Requirement 5. No BHE group company other than BHE issued short-term debt during the Reporting Period.

REPORTING REQUIREMENT NO. 8: Emera's aggregate investment, as defined in rule 53, in EWGs and FUCOs as of the end of the Reporting Period stated in dollars and as a percentage of Emera's consolidated retained earnings, and a description of EWG and FUCO investments made during the Reporting Period.

RESPONSE:

a. Emera's aggregate investment in Nova Scotia Power Inc. ("NSPI"), its FUCO subsidiary, as defined in rule 53 was CDN $827.5 million, US $614.1 million, as of the end of the Reporting Period.*

b.   Emera has no EWG investments.

c. Emera's aggregate investment in EWGs and FUCOs as of the end of the Reporting Period represents 272.1% of its consolidated retained earnings of CDN $352.0 million, US $225.7 million, as of June 30, 2003.

d. Emera's aggregate investment in NSPI was US $524.5 million as at December 31, 2002.** The difference between that amount and the aggregate investment of US $614.1 million reported as of the end of the Reporting Period is attributable to fluctuations in exchange rates during the Reporting Period.

* Emera has been translated as a self-sustaining foreign operation.

** Emera had previously reported its aggregate investment as of December 31, 2002 as $667.8 million, having erroneously included NSPI's retained earnings in the calculation under Rule 53.

REPORTING REQUIREMENT NO. 9: The amount and terms of any nonexempt financing consummated by a Nonutility Subsidiary during the Reporting Period.

RESPONSE:

------------- ---------------- -------------- --------------------------- -------- --------------- -----------------------------
Acquiring     Issuing Company  Security Type  Principal Amount            Interest Term            Aggregate Proceeds
Company                                                                   Rate
                                                                          (%)
------------- ---------------- -------------- --------------------------- -------- --------------- -----------------------------
                                              $ CDN         $ US                                   $ CDN           $ US
------------- ---------------- -------------- ------------- ------------- -------- --------------- --------------- -------------
              Emera Utility    Intercompany
Emera         Services Inc.    Note           $1,500,000.00                6.96%   5 years            $1,500,000
------------- ---------------- -------------- ------------- ------------- -------- --------------- --------------- -------------
              Emera Energy     Intercompany
Emera         US Sub #2        Note                            $6,980.00   9.34%    5 Years                           $6,980.00
------------- ---------------- -------------- ------------- ------------- -------- --------------- --------------- -------------
              Emera Energy     Intercompany
Emera         US Sub #2        Note                           $14,660.42   8.81%    5 Years                          $14,660.42
------------- ---------------- -------------- ------------- ------------- -------- --------------- --------------- -------------
              Emera Energy     Intercompany
Emera         US Sub #2        Note                          $250,000.00   5.90%   5 Years                          $250,000.00
------------- ---------------- -------------- ------------- ------------- -------- --------------- --------------- -------------
              Emera Energy     Intercompany
Emera         US Sub #2        Note                          $250,000.00   5.90%    5 Years                         $250,000.00
------------- ---------------- -------------- ------------- ------------- -------- --------------- --------------- -------------
                               Intercompany
Emera         Emera Energy     Note           $6,000,000.00                6.96%    5 Years         $6,000,000.00
------------- ---------------- -------------- ------------- ------------- -------- --------------- --------------- -------------
                               Intercompany
Emera         Emera Fuels      Note           $8,000,000.00                6.96%    5 Years         $8,000,000.00
------------- ---------------- -------------- ------------- ------------- -------- --------------- --------------- -------------
                               Intercompany
Emera         Emera Fuels      Note           $5,000,000.00                6.96%    5 Years        $5,000,000.00
------------- ---------------- -------------- ------------- ------------- -------- --------------- --------------- -------------
                               Intercompany
Emera         Emera Fuels      Note           $3,000,000.00                6.96%    5 Years        $3,000,000.00
------------- ---------------- -------------- ------------- ------------- -------- --------------- --------------- -------------
              Emera Offshore   Intercompany
Emera         Inc.             Note           $7,342,461.55                6.00%   8 Years          $7,342.461.55
------------- ---------------- -------------- ------------- ------------- -------- --------------- --------------- -------------
                                                                                   Net Paydown
                                                                                   for the
              NSP Pipeline     Intercompany                                        Reporting
Emera         Inc.             Note            $330,000.00                 6.00%   Period
------------- ---------------- -------------- ------------- ------------- -------- --------------- --------------- -------------
Emera         Scotia Power     Intercompany                 2,927,986.58   2.83%   5 Years                         $2,927,986.58
              US Ltd.          Note
------------- ---------------- -------------- ------------- ------------- -------- --------------- --------------- -------------

REPORTING REQUIREMENT NO. 10: A list of U-6B-2 forms filed with the Commission during the Reporting Period, including the name of the filing entity and the date of filing.

RESPONSE: BHE filed a single U-6B-2 form with the Commission during the Reporting Period, which form was filed on January 6, 2003.

REPORTING REQUIREMENT NO. 11: Consolidated balance sheets as of the end of the Reporting Period and separate balance sheets as of the end of the Reporting Period for each company, including Emera, that has engaged in jurisdictional financial transactions during the Reporting Period.

RESPONSE: See Exhibits A and B, respectively, for the Financial Statements of Emera and BHE.

REPORTING REQUIREMENT NO. 12: A table showing, as of the end of the Reporting Period, the dollar and percentage components of the capital structure of Emera on a consolidated basis, and each public-utility subsidiary.

RESPONSE:

As at June 30, 2003


       Company             Type of capital      CDN $ (millions)      US $ (millions)        Percentage of
                                                                                                 total
                                                                                            capitalization
----------------------- ---------------------- -------------------- --------------------- --------------------
Emera                   Common stock*          1,306.3              1,005.8               37.6%

(consolidated)          Non-controlling        260.8                193.5                 7.2%
                        interest****

                        Long-term debt**       1,568.2              1,163.8               43.5%

                        Short-term debt***     418.2                310.4                 11.6%
----------------------- ---------------------- -------------------- --------------------- --------------------
                        Total                  3,553.5              2,673.5               100.0%
----------------------- ---------------------- -------------------- --------------------- --------------------

BHE                     Common stock*          279.1                208.0                 54.3%

                        Preferred stock        0.8                  0.6                   0.2%

                        Long-term debt**       160.6                119.2                 31.1%

                        Short-term debt***     74.1                 55.0                  14.4%
----------------------- ---------------------- -------------------- --------------------- --------------------
                        Total                  514.6                382.8                 100.0%
----------------------- ---------------------- -------------------- --------------------- --------------------

MEPCO                   Common stock*          16.2                 12.0                  100.0%

                        Preferred stock

                        Long-term debt**

                        Short-term debt***
----------------------- ---------------------- -------------------- --------------------- --------------------
                        Total                  16.2                 12.0                  100.0%
----------------------- ---------------------- -------------------- --------------------- --------------------

Chester SVC             Common stock*
Partnership

                        Preferred stock

                        Long-term debt**       27.6                 20.5                  100.0%

                        Short-term debt***
----------------------- ---------------------- -------------------- --------------------- --------------------
                        Total                  27.6                 20.5                  100.0%
----------------------- ---------------------- -------------------- --------------------- --------------------


Emera has been translated as a self-sustaining foreign operation.

* Common stock includes all line items in shareholder's equity (common shares, retained earnings, contributed surplus, and foreign exchange translation adjustment).

** Long-term debt includes both the long-term and short-term portions.

*** Short-term debt includes bank indebtedness and short-term notes payable.

**** Non-controlling interest includes the preferred stock of Nova Scotia Power Inc. and Bangor Hydro-Electric Company.

REPORTING REQUIREMENT NO. 13: A retained earnings analysis of Emera on a consolidated basis and for each public-utility subsidiary detailing gross earnings, goodwill amortization, dividends paid out of capital surplus, and the resulting capital account balances at the end of the Reporting Period.

RESPONSE:

For the period January 1 to June 30, 2003

----------------------------------------------------------------------------------------------------------------------------
                     Emera                    BHE                     MEPCO                      Chester SVC Partnership
                     CDN $        US $        CDN $       US $        CDN $        US $          CDN $           US $

                     (millions)   (millions)  (millions)  (millions)  (millions)   (millions)   (millions)      (millions)
-------------------- ------------ ----------- ----------- ----------- ------------ ----------- --------------- -------------
Retained Earnings
- Beginning of
Period               328.9        209.7       9.4         6.3         4.0          2.5         -               -

Net Income           76.9         52.9        11.9        8.1         0.9          0.6         -               -
-------------------- ------------ ----------- ----------- ----------- ------------ ----------- --------------- -------------
Gross Retained       405.8        262.6       21.3        14.4        4.9          3.1         -               -
Earnings

Redemption of        (0.8)        (0.5)       (0.8)       (0.5)       -            -           -               -
preferred shares

Dividends Paid on    6.7          4.6         0.1         0.1         -            -           -               -
Preferred Stock

Dividends Paid on    46.3         31.8        8.8         6.0         -            -           -               -
Common Stock

Repurchase of        -            -           -           -           -            -           -               -
Common Stock
-------------------- ------------ ----------- ----------- ----------- ------------ ----------- --------------- -------------
Retained Earnings
- End of Period      352.0        225.7       11.6        7.8         4.9          3.1         -               -
-------------------- ------------ ----------- ----------- ----------- ------------ ----------- --------------- -------------
Common Stock         1,003.3      640.8       57.7        36.8        1.4          0.9         -               -

Premium on Common    -            -           -           -           -            -           -               -
Stock

Other Paid-In        -            -           259.2       165.4       12.5         8.0         -               -
Capital

Unappropriated       352.0        225.7       11.6        7.8         4.9          3.1         -               -
Retained Earnings

Treasury Stock, At   -            -           -           -           -            -           -               -
Cost

Other
Comprehensive
Income               -            -           (3.2)       (2.0)       -            -           -               -

Translation
Adjustment           (49.0)       139.3       (46.2)      -           (2.6)        -           -               -
-------------------- ------------ ----------- ----------- ----------- ------------ ----------- --------------- -------------


                                       13



Total Common Equity  1,306.3      1,005.8     279.1       208.0       16.2         12.0        -               -
-------------------- ------------ ----------- ----------- ----------- ------------ ----------- --------------- -------------



Emera has been translated as a self-sustaining foreign operation. Opening equity is as of January 1, 2003. Net income and dividends are translated at the average exchange rates for the period.

REPORTING REQUIREMENT NO. 14: For any of BHE's borrowings from NSPI, a listing of at least a minimum of three other sources of funds and their rates and terms; in addition, a cost benefit rational as to why NSPI's funds were a better source of funds than the other sources.

RESPONSE: There were no BHE borrowings from NSPI during the Reporting Period.

REPORTING REQUIREMENT NO. 15: The information required by Form U-9C-3 with respect to companies acquired under the authorization discussed in section II, B, supra [referring to the authorization to acquire certain energy-related companies].

RESPONSE: Emera did not acquire interests in any companies under the authorization discussed in section II, B, of the Order during the Reporting Period.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification in SEC File No. 70-9787 to be signed on its behalf by the undersigned thereunto duly authorized.

                                        Emera Incorporated

Date:  August 29, 2003                  By:  /s/ Richard J. Smith
       ---------------                      ---------------------
                                        Richard J. Smith
                                        Corporate Secretary and General Counsel

                                  EXHIBIT INDEX



      Exhibit                                    Description

         A Emera Inc. Consolidated Financial Statements as of and for the six-months ended June 30, 2003 (filed under Form SE).

         B Bangor Hydro-Electric Company Consolidated Financial Statements as of and for the six-months ended June 30, 2003.

         C Statement Reconciling Emera's Canadian GAAP Financial Statements as of and for the six-months ended June 30, 2003 to U.S. GAAP (to be filed by amendment).

         D Balance Sheets and Income Statements of Issuing Companies Identified in Item 9 (to be filed by amendment).